[redacted]

OD 7/25/13

SEC MAIL PROCESSING SECTION
RECEIVED
JUL 24 2013
WASH, D.C.
193

SECURITI ON

13014539

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27752

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/2012 (MM/DD/YY) AND ENDING 05/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EAGLE EQUITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 CRAIN HWY., S.W.
(No. and Street)

GLEN BURNIE (City) MD (State) 21061-3645 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JOAN M. SMITH 410-760-6098
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KORWEK & COMPANY, P.A., CERTIFIED PUBLIC ACCOUNTANTS
(Name – *if individual, state last, first, middle name*)

1113 ODENTON ROAD (Address) ODENTON (City) MD (State) 21113-1606 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OD 7/20/13

OATH OR AFFIRMATION

I, JOAN M. SMITH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EAGLE EQUITIES, INC., as of MAY 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income XXXXX Operations.
- ☒ (d) Statement of XXXXXXXXXXXXXXXXXXXX Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Exemption claimed for computation of Reserve Requirements pursuant to Rule 15c3-3. Eagle Equities, Inc. is a $5,000 BD doing business in mutual funds and annuities by application only.

EAGLE EQUITIES, INC.

FINANCIAL STATEMENTS

AND

AUDITORS' REPORT

MAY 31, 2013 AND 2012

KORWEK & COMPANY, P.A.
Certified Public Accountants

EAGLE EQUITIES, INC.

FINANCIAL STATEMENTS

AND

AUDITORS' REPORT

MAY 31, 2013 AND 2012

CONTENTS

KORWEK & COMPANY, P.A.
Certified Public Accountants

1113 Odenton Road *TEL: (410) 674-7445*
Odenton, MD 21113-1606 *FAX: (410) 674-3771*

INDEPENDENT AUDITORS' REPORT

Board of Directors
Eagle Equities, Inc.

We have audited the accompanying financial of Eagle Equities, Inc., which comprises the statements of financial condition of as of May 31, 2013 and 2012 and the related statements of operations, stockholder equity and other comprehensive income, cash flows, and changes in liabilities subordinated to claims of general creditors for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risk of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entities preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, it not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policy used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Eagle Equities, Inc. as of May 31, 2013 and 2012 and the results of their operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Other Matters

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplemental information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Korwek & Company, PA

July 12, 2013

EAGLE EQUITIES, INC.
STATEMENTS OF FINANCIAL CONDITION
MAY 31, 2013 AND 2012

ASSETS

	2012	2012
CURRENT ASSETS		
Cash and cash equivalents	$ 39,933	$ 23,226
Commissions and fees receivable	11,682	1,812
Marketable securities	86,106	77,924
Prepaid tax deposits		-
Prepaid insurance and expenses	4,175	4,175
Total current assets	141,896	107,137
PROPERTY AND EQUIPMENT, net	10,005	16,454
OTHER ASSETS	-	-
	$ 151,901	$ 123,591

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts payable and other accrued liabilities	$ 17,442	$ 7,284
Income taxes payable	804	-
Total current liabilities	18,246	7,284
DEFERRED INCOME TAXES	4,109	3,301
LONG-TERM OBLIGATIONS - net of current maturities	-	-
COMMITMENTS AND CONTINGENCIES	-	-
STOCKHOLDERS' EQUITY		
Capital stock, $10 stated value, authorized 5,000 shares; issued and outstanding, 100 shares	1,000	1,000
Additional paid-in capital	31,018	31,018
Retained earnings	97,528	80,988
	129,546	113,006
	$ 151,901	$ 123,591

The accompanying notes are an intergral part of these financial statements

EAGLE EQUITIES, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED MAY 31, 2013 AND 2012

	2013	2012
REVENUE		
Revenue from sale of insurance annuity products	$ 364,064	$ 360,026
Revenue from sale of investment company shares	41,103	116,491
Commissions	210	16
Market gain (loss) on firm securities investment accounts	7,162	(3,354)
Other revenue	2,247	2,256
Total revenue	414,786	475,435
EXPENSES		
Salaries and other employment costs voting stockholder officers	196,184	213,048
Commissions registered representatives	66,316	74,347
Other compensation and benefits	42,492	72,606
Regulatory fees and expenses	5,047	2,825
Other expenses	86,595	112,532
Total expenses	396,634	475,358
Net income before income taxes	18,152	77
Provision for income taxes		
Federal	1,023	(101)
State	589	(50)
	1,612	(151)
NET INCOME	$ 16,540	$ 228

The accompanying notes are an intergral part of these financial statements

EAGLE EQUITIES, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
AND OTHER COMPREHENSIVE INCOME
FOR THE YEARS ENDED MAY 31, 2013 AND 2012

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL STOCKHOLDERS' EQUITY
Balance at June 1, 2011	$ 1,000	$ 31,018	$ 80,760	$ 112,778
Net income from Operations	-	-	228	228
Other Comprehensive Income	-	-	-	-
Balance at May 31, 2012	1,000	31,018	80,988	113,006
Net income from Operations	-	-	16,540	16,540
Other Comprehensive Income	-	-	-	-
Balance at May 31, 2013	$ 1,000	$ 31,018	$ 97,528	$ 129,546

The accompanying notes are an intergral part of these financial statements

EAGLE EQUITIES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MAY 31, 2013 AND 2012

	2013	**#**	**2012**
CASH FROM OPERATING ACTIVITIES			
Net income	$ 16,540		$ 228
Adjustments to reconcile net income to net cash			
Depreciation and amortization	6,449		4,492
Market loss (gain) on investment securities	(7,162)		3,354
Deferred income taxes	808		(151)
Changes in assets and liabilities:			
(Increase) decrease:			
Commissions receivable	(9,870)		8,372
Prepaid taxes	-		-
Increase (decrease):			
Income taxes payable	804		-
Accounts payable and other accrued liabilities	10,158		(4,194)
Cash provided by operating activities	17,727		12,101
CASH (PROVIDED) USED BY INVESTING ACTIVITIES			
Acquisition of property and equipment			4,548
Purchase (sale) of investments	1,020		1,004
Cash used for investing activities	1,020		5,552
CASH FROM FINANCING ACTIVITIES	-		-
Cash used for financing activities	-		-
INCREASE (DECREASE) IN CASH	16,707		6,549
CASH, BEGINNING OF YEAR	23,226		16,677
CASH, END OF YEAR	$ 39,933		$ 23,226

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the year for:		
Income taxes	$ -	$ -
Interest	$ -	$ -

The accompanying notes are an intergral part of these financial statements

EAGLE EQUITIES, INC.

STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
FOR THE YEARS ENDED MAY 31, 2013 AND 2012

	2013	2012
Liabilities subordinated to general creditors at beginning of period	$ -	$ -
Changes	-	-
Liabilities subordinated to general creditors at end of period	$ -	$ -

The accompanying notes are an intergral part of these financial statements.

EAGLE EQUITIES, INC.
NOTES TO FINANCIAL STATEMENTS
MAY 31, 2013 AND 2012

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company is a broker-dealer specializing in mutual funds, tax deferred investments, and related insurance products. The Company was incorporated in Maryland and started operations in July 1981. The Company is registered under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA).

Generally accepted accounting principles require management to make estimates and assumptions that affect assets and liabilities, contingent assets and liabilities, and revenues and expenses. Actual results could differ from those estimates.

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

1. Cash and Cash Equivalents - The Company considers investments in money market accounts and certificates of deposit purchased with maturities of three months or less to be cash equivalents.

2. Marketable Securities - Marketable securities are investments in mutual funds, which are trading securities that are valued at fair market value with unrealized market gains or losses recognized on the statement of operations.

3. Depreciation and Amortization - Depreciation is computed on a straight-line basis using the estimated useful service lives of the depreciable property for financial statements and accelerated methods for income tax reporting. Leasehold improvements are amortized on a straight-line basis over the estimated service lives of the improvements.

4. Revenue Recognition - Commissions and fees earned on initial investment contracts are recognized as the contracts are accepted and executed by the investment companies. Subsequent commissions and fees are recognized when notified by the investment companies. Earned commissions may subsequently be forfeited should a customer cancel their purchase of an annuity or life insurance product during the first year of the contract. Such charge backs are recognized when incurred. Commissions subsequently deemed uncollectible are written off using the direct write-off method.

5. Earnings per share - Earnings per share are calculated using the weighted average of shares of capital stock outstanding during each year. The income (loss) per share amounted to $165.40 and $2.28 for the years ended May 31, 2013 and 2012, respectively.

EAGLE EQUITIES, INC.
NOTES TO FINANCIAL STATEMENTS
MAY 31, 2013 AND 2012

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

6. Advertising costs – Advertising costs are expensed as incurred. Advertising expenses for the years ended May 31, 2013 and 2012 were $5,147 and $3,756, respectively.

7. Comprehensive Income – There is no difference between income and loss from operations and other comprehensive income or loss.

8. Income taxes – The Company accounts for income taxes in using the asset and liability approach to financial accounting and reporting. The deferred tax liabilities are calculated on the difference between the financial statements (accrual basis) and tax returns (cash basis), using enacted tax rates in effect for the years in which the differences are expected to reverse. Current income taxes are based on the years' taxable income.

9. Fair value of financial instruments –The Company's assets and liabilities are largely carried at market value or contracted amounts which approximate fair value.

NOTE B - CONCENTRATIONS OF CREDIT RISK

The Company conducts its business primarily in the state of Maryland, and therefore could be materially affected by economic fluctuations in those geographic areas as well as changes in the investment choices of its customer base.

NOTE C - COMMISSIONS RECEIVABLE

Management believes that the Company's commissions receivable are collectible at May 31, 2013 and 2012, and accordingly, no allowance for doubtful receivables is required.

NOTE D - MARKETABLE SECURITIES

The cost, carrying value and approximate market value of available trading marketable securities as of May 31, 2013 and 2012 are as follows:

	2013	2012
Marketable securities, at cost	$ 84,374	$ 83,355
Valuation allowance	1,732	(5,431)
Market and carrying value	$ 86,106	$ 77,924

NOTE E - PROPERTY AND EQUIPMENT

Major classifications of property and equipment and the related accumulated depreciation are as follows:

	2013	2012
Furnitue, Fixtures & Equipment	$ 50,776	$ 64,434
Leasehold improvements	21,866	24,866
	72,642	89,300
Less: Accumulated depreciation	62,637	72,846
	$ 10,005	$ 16,454

Depreciation and amortization expense for the years ended May 31, 2013 and 2012 amounted to $6,449 and $4,492, respectively. During the current year the Company retired several fully depreciated assets.

NOTE F - SIMPLIFIED EMPLOYEE PENSION PLAN

The Company maintains a simplified employee pension (SEP) plan, which excludes officers of the Company. The Plan establishes individual retirement trust accounts for eligible employees into which the Company makes contributions. Annual contributions for the years ended May 31, 2013 and 2012 were $3,600, each year

NOTE G - INCOME TAXES

The Company's provision for income taxes for the years ended May 31, 2013 and 2012 consist of the following:

	2013	2012
Federal income taxes	$ 1,023	$ (101)
State income taxes	589	(50)
	$ 1,612	$ (151)
Currently payable	$ 804	$ -
Deferred provision	808	(151)
	$ 1,612	$ (151)

The differences between the tax provision and the expected Federal Tax Rate of 15% and the expected state tax rate of 7% are caused by nondeductible expenses, the 70% nontaxable dividend exclusion, and non-taxable municipal interest.

Overall deferred taxes are provided for the cumulative difference between financial statement income and tax return income at an approximate rate of 22%. At May 31, 2013 and 2012, the primary cumulative sources of the differences are: tax depreciation and amortization in excess of book depreciation; book revenue in excess of tax revenue; and unrealized capital losses.

The Federal and state income tax returns for the Company for the years ended May 31, 2010, 2011, 2012 and 2013 are subject to examination by the IRS and the Comptroller of Maryland, generally for three years after they were filed.

NOTE H - EXEMPTION FROM RULE 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 under sub-paragraph (k) because the Company's transactions are limited to the sale and redemption of redeemable securities of registered investment companies or interests or participations in an insurance company separate account and the Company promptly transmits all funds. Accordingly, the Company is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" customarily referred to as the Reserve Bank Account.

NOTE I - SUBORDINATED LIABILITIES

The Company had no subordinated liabilities during the years ended May 31, 2013 and 2012.

NOTE J - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and a ratio of aggregate indebtedness to net capital, both as defined, which shall not exceed 15 to 1. The rule of the "applicable" exchange provides that equity capital may not be withdrawn for dividends if the resulting net capital ratio would exceed 10 to 1. At May 31, 2013 and 2012, the Company had net capital of $107,766 and $80,911, which were $102,766 and $79,911 in excess of its required net capital of $5,000.

NOTE K - MANAGEMENT FEE AND OTHER TRANSACTIONS WITH AFFILIATES

The officers and shareholders of the Company are also principals in various other entities, exercising common control, which could affect the operating results or financial position of the Company. These related parties charge management fees to the Company for services rendered. The management fees were approximately 6.3% and 28.8% of the total revenues in 2013 and 2012, respectively.

The officers and shareholders of Eagle Equities, Inc. are 50% owners of the building, which is approximately 50% occupied by the Company. Rents were $7,300 and $6,500 in 2013 and 2012, respectively. There is no formal lease and the Company operates under a verbal month-to-month agreement. Property and equipment of the Company and the related parties are shared and no fees are charged.

NOTE L – SUBSEQUENTS EVENTS

Management considers events occurring after the balance sheet date which might have a financial impact on the Company's operations. Management has evaluated subsequent events through July 12, 2013, which is the date the financial statements were available to be issued and there were no events which required disclosure or recording.

SUPPLEMENTAL INFORMATION

EAGLE EQUITIES, INC.
ADJUSTMENT OF STOCKHOLDERS' EQUITY
MAY 31, 2013 AND 2012

	2013	2012
Stockholders' equity from statement of financial condition	$ 129,546	$ 113,006
Excess of market value over cost on short-term marketable securities	1,732	-
Adusted stockholders' equity	$ 127,814	$ 113,006

EAGLE EQUITIES, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL IN ACCORDANCE
WITH RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
MAY 31, 2013 AND 2012

	2013	2012
NET CAPITAL		
Adjusted stockholders' equity	$ 129,546	$ 113,006
Additions to net capital - Deferred tax liability	4,109	-
Deduct stockholders' equity not qualified for net capital	-	-
Total ownership equity qualified for net capital	133,655	113,006
Add liabilities subordinated to claims of general creditors	-	-
Other (deduction) or allowable creditors (lists)	-	-
Total capital and allowable subordinated liabilities	133,655	113,006
Deductions and/or charges		
Non-allowable assets		
Petty cash	(496)	(214)
Non security commissions and fees receivable	(385)	(1,569)
Prepaid insurance and expenses	(4,175)	(4,175)
Prepaid taxes	-	-
Property and equipment, less 50% of secured liability	(10,005)	(16,454)
Other assets	-	-
Secured demand note deficiency	-	-
Commodity futures and spot commodities	-	-
Proprietary capital charges	-	-
Net capital before haircut on securities positions	118,594	90,594
Haircuts on securities		
Contractural securities commitments	-	-
Subordinated securities borrowings	-	-
Trading and investment securities	-	-
Stocks	-	-
Exempted securities	-	-
Debt securities	-	-
Options	-	-
Other securities	(10,828)	(9,683)
Undue concentrations	-	-
Other	-	-
Net Capital	$ 107,766	$ 80,911
NET CAPITAL REQUIREMENTS		
Minimum dollar net capital requirement	$ 5,000	$ 5,000
Net capital in excess of requirements	102,766	75,911
	$ 107,766	$ 80,911
AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness	$ 22,355	$ 10,585
Adjustments	-	-
Net Aggregate Indebtedness	$ 22,355	$ 10,585
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	20.74%	13.08%

EAGLE EQUITIES, INC.
RECONCILIATION OF FORM X-17A-5, SCHEDULE II
ANNUAL CONSOLIDATION AND DIVERSIFICATION SCHEDULE
TO AUDITED FINANCIAL STATEMENTS
May 31, 2013

	Per Unaudited Form X-17 A-5	Audited Statement of Operations	Differences
REVENUE			
Commissions on transactions in exchange listed equity securities executed on an exchange	$ -	$ -	$ -
Commissions on listed options transactions	-	-	-
All other securities commissions	210	210	-
Gains or losses on firm securities investment accounts	7,162	7,162	-
Revenue from the sale of investment company shares	41,103	41,103	-
Fees for supervision, investment, advisory and administrative services	-	-	-
Other revenue	366,309	366,311	(2)
Total revenue	414,784	414,786	(2)
EXPENSES			
Salaries and other employment costs (including management fees) voting shareholder officers	196,184	196,184	-
Other compensation and benefits	108,808	108,808	-
Interest expense	-	-	-
Regulatory fees and expenses	5,047	5,047	-
Other expenses (including state income tax)	87,184	86,595	589
Total expenses	397,223	396,634	589
Net income before provision for federal income taxes	17,561	18,152	(591)
Provision for federal income taxes	1,023	1,612	(589)
NET INCOME	$ 16,538	$ 16,540	$ (2)

EAGLE EQUITIES, INC.
RECONCILIATION OF FORM X-17A-5 SCHEDULE II-A
COMPUTATION OF NET CAPITAL SCHEDULE TO AUDITED
FINANCIAL STATEMENTS
May 31, 2013

Net capital per unaudited Form X-17A-5 Schedule IIA		$ 107,766
Increases		
Reduction of market losses on investment accounts	-	
Decrease prepaid tax deposits	-	
		-
Decreases		
Comprehensive loss on available for sale investments	-	
	-	
		-
Net capital per supplemental schedule in audited financial statement (page 16) computed in accordance with rule 15c3-1 of the Securities and Exchange Commission		$ 107,766

KORWEK & COMPANY, P.A.
Certified Public Accountants

1113 Odenton Road
Odenton, MD 21113-1606

TEL: (410) 674-7445
FAX: (410) 674-3771

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

Board of Directors
Eagle Equities, Inc.

We have examined the financial statements of Eagle Equities, Inc. for the year ended May 31, 2013, and have issued our report thereon dated July 12, 2013. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by rule 17a-5 (g) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practice and procedures) followed by Eagle Equities, Inc. that we considered relevant to objectives stated in rule 17a-5 (g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c-3-3.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures. The objectives of an internal accounting control system are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Because of inherent limitations in any internal accounting control procedures, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Eagle Equities, Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, the State of Maryland and other states' securities regulators and should not be used for any other purpose.

Korwek & Company, PA

July 12, 2013